Exhibit 12.1

(in thousands)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2005	2004	2005	2004
Fixed Charges Computation:
Preferred stock dividend	$976	$740	$1,854	$1,512
Interest expense, including amortization of debt issuance costs	1,245	1,299	3,777	2,431
Total fixed charges and preferred dividends	$2,221	$2,039	$5,631	$3,943
Earnings Computation:
Earnings before income taxes, equity in income (loss) of investees and minority interests	$12,672	$10,004	$29,786	$26,656
Less:
Preferred stock dividend	(976)	(740)	(1,854)	(1,512)
Minority interests	(473)	(13)	(659)	(13)
Add:
Fixed charges	2,221	2,039	5,631	3,943
Earnings as adjusted	$13,444	$11,290	$32,904	$29,074
Ratio of earnings to fixed charges	10.8x	8.7x	8.7x	12.0x
Ratio of earnings to fixed charges and preferred dividends	6.1x	5.5x	5.8x	7.4x